To date, the following were the registrant's subsidiaries, other than subsidiaries that, if considered in the aggregate as a single subsidiary would not constitute a significant subsidiary at such date:

                                                      Jurisdiction
                                                           of
      Name of Subsidiary                              Incorporation
      ------------------                              -------------

      Business Loan Center, Inc.                      Delaware
      BLC Capital Corporation                         Delaware
      BLC Financial Network, Inc.                     Delaware
      BLC Financial Network of Florida, Inc.(1)       Delaware
      BLC Financial Network of Mid-America(2)         Kansas

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(1)   Incorporated on July 10, 1996 as a wholly owned subsidiary of BLC
      Financial Network, Inc.
(2) Incorporated on October 11, 1996 as a wholly owned subsidiary of BLC Financial Network, Inc.